SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 34522; File No. 812-15136

Jefferies Private Credit BDC Inc., et al.

March 2, 2022

AGENCY: Securities and Exchange Commission ("Commission" or "SEC").

ACTION: Notice

Notice of application for an order under sections 17(d) and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the Act and rule 17d-1 under the Act.

Summary of Application: Applicants request an order to permit certain business development companies ("BDCs") and closed-end management investment companies to co-invest in portfolio companies with each other and with certain affiliated investment entities.

Applicants: Jefferies Private Credit BDC Inc., Jefferies Credit Management LLC, Jefferies Finance LLC, Jefferies Credit Partners LLC, Apex Credit Partners LLC, Apex Credit Holdings LLC, JFIN CLO 2012 Ltd., JFIN CLO 2013 Ltd., JFIN CLO 2015-II Ltd., JFIN CLO 2016 Ltd., JFIN CLO 2017 Ltd., JFIN CLO 2017-II Ltd., Apex Credit CLO 2018 Ltd., Apex Credit CLO 2018-II Ltd., Apex Credit CLO 2019 Ltd., Apex Credit CLO 2019-II Ltd., Apex Credit CLO 2020 Ltd., Apex Credit CLO 2021 Ltd., Jefferies Direct Lending Fund LP, Jefferies Direct Lending Fund SPE LLC, Jefferies Direct Lending Offshore Fund LP, Jefferies Direct Lending Offshore Fund B LP, Jefferies Direct Lending Offshore Fund C LP, Jefferies Direct Lending Offshore Fund SPE LLC, Jefferies Direct Lending Offshore Fund C SPE LLC, Jefferies Senior Lending LLC, JFIN Revolver CLO 2017-II Ltd., JFIN Revolver CLO 2017-III Ltd., JFIN Revolver CLO 2018 Ltd., JFIN Revolver CLO 2019 Ltd., JFIN Revolver CLO 2019-II Ltd.,

JFIN Revolver CLO 2020 Ltd., JFIN Revolver Funding 2021 Ltd., JFIN Revolver CLO 2021-II Ltd., JFIN Revolver Funding 2021-III Ltd., JFIN Revolver Funding 2021-IV Ltd., JFIN Revolver CLO 2021-V Ltd., JFIN Revolver Fund, L.P., Massachusetts Mutual Life Insurance Company.

Filing Dates: The application was filed on June 18, 2020, and amended on October 22, 2020, August 3, 2021, December 10, 2021 and January 12, 2022.

Hearing or Notification of Hearing: An order granting the requested relief will be issued unless the Commission orders a hearing. Interested persons may request a hearing on any application by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov and serving the Applicants with a copy of the request by e-mail, if an e-mail address is listed for the relevant Applicant below, or personally or by mail, if a physical address is listed for the relevant Applicant below. Hearing requests should be received by the Commission by 5:30 p.m. on March 28, 2022, and should be accompanied by proof of service on the Applicants, in the form of an affidavit, or, for lawyers, a certificate of service. Pursuant to rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by e-mailing the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESSES: The Commission: Secretarys-Office@sec.gov   Applicants: Daniel M. Duval, Jefferies Finance LLC, dduval@jefferies.com, Michael R. Rosella, mikerosella@paulhastings.com, Frank Lopez, franklopez@paulhastings.com, Vadim Avdeychik, vadimavdeychik@paulhastings.com, Rajib Chanda, rajib.chanda@stblaw.com, Ryan Brizek, ryan.brizek@stblaw.com.

FOR FURTHER INFORMATION CONTACT: Barbara T. Heussler, Senior Counsel, or Trace W. Rakestraw, Branch Chief, at (202) 551-6825 (Division of Investment Management, Chief Counsel's Office).

SUPPLEMENTARY INFORMATION: For Applicants' representations, legal analysis, and conditions, please refer to Applicants' fourth amended and restated application, dated January 12, 2022, which may be obtained via the Commission's website by searching for the file number at the top of this document, or for an Applicant using the Company name search field on the SEC's EDGAR system. The SEC's EDGAR system may be searched at http://www.sec.gov/edgar/searchedgar/legacy/companysearch.html. You may also call the SEC's Public Reference Room at (202) 551-8090.

For the Commission, by the Division of Investment Management, under delegated authority.

J. Matthew DeLesDernier
Assistant Secretary